iPower Inc.

2399 Bateman Avenue

Duarte, CA 91010

May 7, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iPower Inc.
Registration Statement on Form S-1
File No. 333-252629

Acceleration Request

Requested Date: May 10, 2021

Requested Time: 5:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, iPower Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-252629) (the “Registration Statement”) so that it may become effective at 5:00 p.m. Eastern Daylight Time on May 10, 2021.

The Registrant hereby authorizes Megan J. Penick, of Michelman & Robinson, LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

iPower Inc.

By: /s/ Chenlong Tan
Name: Chenlong Tan
Title: Chief Executive Officer